Exhibit 21.1

Subsidiaries of Phoenix Energy One, LLC

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Phoenix Operating LLC	Delaware
Firebird Services, LLC	Delaware
Firebird Marketing, LLC	Delaware
Phoenix Capital Group Holdings I, LLC	Delaware
Adamantium Capital, LLC	Delaware